[CAE Inc. letterhead]



August 8, 2002



Via EDGAR Transmission
and Overnight Courier

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C.  20549


                                    CAE Inc.
                       Registration Statement on Form F-10
                File No. 333-91944 (the "Registration Statement")
                           Application for Withdrawal

Dear Mr. Dudek:

                  CAE Inc. ("CAE") hereby respectfully requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission on July 3, 2002 in connection with the proposed initial public offering of CAE's common shares in the United States.

                  CAE is making this application for withdrawal in light of negative market conditions. CAE sold no securities in connection with the proposed offering.

                  If you have any questions regarding this request for withdrawal, please contact Jennifer Mazin of Shearman & Sterling at (416) 360-5132.

                                      Very truly yours,
                                      CAE INC.



                                         /s/  Hartland Paterson
                                      ------------------------------
                                      Hartland J.A. Paterson
                                      Vice President, Legal and General Counsel

cc:  Yury Tsadyk
           New York Stock Exchange, Inc.
     Christopher J. Cummings
     Jennifer A. Mazin
           Shearman & Sterling